SCUDDER GLOBAL RREEF REAL ESTATE FUND, INC.
                             Two International Place
                           Boston, Massachusetts 02110
                                 (888) 897-8480



                                 April 15, 2008



VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:      SCUDDER GLOBAL RREEF REAL ESTATE FUND, INC.
                  Request to Withdraw Registration Statement on Form N-2 (Registration Nos. 333-114215; 811-21550) Filed April 5, 2004.
                  --------------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Deutsche Investment Management Americas Inc. ("DIMA"), the successor to Deutsche Asset Management, Inc., the investment adviser to Scudder Global RREEF Real Estate Fund, Inc. (the "Registrant"), hereby respectfully applies on behalf of the Registrant to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form N-2 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

         The Registration Statement was filed in connection with a proposed public offering of the Registrant's common stock, par value $0.01 per share ("Common Stock") by the Registrant. The Registrant has determined that at this time it will not proceed with the registration and sale of Common Stock as contemplated in the Registration Statement. The Registrant's management believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act.

         The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant offered or sold any Common Stock under the Registration Statement.

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Securities and Exchange Commission
April 15, 2008
Page 2



         Please provide DIMA with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of DIMA is (617) 443-7059, Attn: Laura McCollum and Thomas Connors. Pursuant to paragraph (b) of Rule 477 of the Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

                       Sincerely,

                       DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.

                       By:    /s/Michael Clark
                              --------------------------------------------------
                              Name:    Michael Clark
                              Title:   Managing Director